UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

KINTERA, INC.

(Name of Subject Company)

KINTERA, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

49720P506 (Common Stock)

(CUSIP Number of Class of Securities)

Richard LaBarbera

President and Chief Executive Officer

9605 Scranton Road, Suite 200

San Diego, California 92121

(858) 795-3000

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).

With a Copy to:

Scott M. Stanton, Esq.

Morrison & Foerster LLP

12531 High Bluff Drive

San Diego, California 92130

(858) 720-5100

This Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on June 9, 2008 (as may be amended or supplemented from time to time, the “Schedule 14D-9”) relating to the tender offer made by Eucalyptus Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Blackbaud, Inc., a Delaware corporation, disclosed in a Tender Offer Statement on Schedule TO dated June 9, 2008 (as amended or supplemented from time to time) to purchase all of the outstanding shares of common stock, $0.001 par value per share, of the Company, including the associated rights to purchase Series A Preferred Stock of the Company issued pursuant to the Rights Agreement, dated as of January 25, 2006, between the Company and Computershare (formerly U.S. Stock Transfer Corp.) as the rights agent, as amended, at a purchase price of $1.12 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 9, 2008 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time). Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8	of the Schedule 14D-9 is hereby amended and supplemented by adding the section entitled “Completion of Tender Offer”:

“At 12:00 midnight, New York City time, on Monday, July 7, 2008, the Offer expired as scheduled. The Offer was not extended. Approximately 37.3 million shares of Common Stock were tendered and not withdrawn prior to the expiration of the Offer, and another approximately 750,000 shares were subject to guaranteed delivery procedures. The Purchaser has accepted all validly tendered and not withdrawn shares of Common Stock for payment. The share of Common Stock tendered and not withdrawn represent approximately 92% of the Company’s shares of Common Stock.”

On July 8, 2008, Blackbaud, Inc. announced in a press release that the Offer had been completed.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)(I)	Press Release issued by Blackbaud, Inc. on July 8, 2008 (incorporated by reference to Exhibit (a)(1)(O) to Amendment No. 1 to the Schedule TO filed by Eucalyptus Acquisition Corp. and Blackbaud, Inc. on July 8, 2008)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2008

By:	/s/ Richard LaBarbera
Name:	Richard LaBarbera
Title:	President and Chief Executive Officer